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                                                                      EXHIBIT 99

                                   [TWS LOGO]

June 29, 2001

To all Telecom Wireless Solutions, Inc. ("TWS") Employees and Shareholders:

         This letter addresses a number of questions we have received regarding a restructuring of TWS and certain of its subsidiaries and a related exchange offer to TWS shareholders.

         On March 16, 2001, Stanford Financial Group ("SFG"), TWS, TWS International, Inc. ("TWSI"), Blue Sky Communications, Inc. ("Blue Sky"), American Samoa Telecom, LLC ("AST") and Dave Lasier entered into a Restructuring Agreement (the "Restructuring Agreement"). The purposes of that agreement were to eliminate SFG's direct ownership of Blue Sky, to increase TWS' percentage ownership of Blue Sky, to increase SFG's percentage ownership of TWS, to modify TWS' repayment of SFG certain debt obligations, and to extend to TWS shareholders the opportunity to move some of their TWS investment into Blue Sky and also receive a cash payment.

         As part of the restructuring, TWS will make a private exchange offer to all TWS shareholders to acquire from them up to a total of 950,001 shares of TWS common stock held by them, in the aggregate, in exchange for up to a total of $1,824,002 plus 30.43% of the issued and outstanding stock of Blue Sky held by SFG as of March 16, 2001. Upon completion of the exchange offer, TWS will transfer the same number of shares it receives from TWS shareholders to SFG for the same consideration delivered by TWS to its shareholders who accept the exchange offer. As a part of the Restructuring Agreement, (i) SFG and Dave Lasier have already executed an exchange of cash and TWS and Blue Sky shares reflecting Lasier's PRO RATA participation in the exchange offer; and (ii) Dave Lasier has agreed to exchange with SFG an additional number of shares of TWS stock after the exchange offer in the event that TWS shareholders decide not to participate in the exchange offer to the full extent of 950,001 TWS shares.

         What does this mean for you? For each share of TWS common stock you own, you will have the opportunity to exchange that TWS share for a total consideration valued at $6.00 for the purposes of this transaction; this consideration will be paid as $1.92 in cash plus shares of Blue Sky valued at a total of $4.08 for purposes of the exchange. You will be allowed to exchange with TWS at least your PRO RATA portion of the 950,001 shares; and you might be able to exchange more than your PRO RATA share if the exchange offer is undersubscribed by TWS stockholders. You can calculate your PRO RATA portion of those shares as follows: the 950,001 shares available for exchange constitutes 15.29% of TWS' outstanding common stock (not including shares held by SFG and Dave Lasier). If you currently hold, for example, 1000 shares of TWS common stock, you multiply the 1000 shares by 15.29%. The product of that calculation is 152.9, which means you would be eligible to exchange at least 152 shares of your TWS common stock (rounded down to the nearest digit).

         SFG has also agreed to make tax liability assistance loans available to those TWS stockholders who wish to exchange their stock under the exchange offer in order to partially fund


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     TWS, INC. - 6120 WINDWARD PARKWAY - SUITE 290O- -ALPHARETTA, GA 30005O
                      (678) 366-0104O - FAX (678) 366-9662


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the tax liability which might result because of their exchange. The loans are to be non-resource; secured by approximately .174 shares of your TWS common stock for every dollar borrowed; will bear interest at an annual rate of 6.0%; interest is due annually and principal will be due on the earlier of July 31, 2003 or a change of control of TWS or a TWS initial public offering.

         The exchange offer is only for an exchange of TWS common stock for cash and Blue Sky common stock - stock of no other TWS subsidiary is involved. The exchange offer is only for TWS common stock held by you - options are not stock. If you currently hold vested options to purchase TWS common stock and you want to participate in the exchange offer, you will first have to exercise those options at their exercise price to purchase the underlying TWS common stock represented by your options so that you will have TWS common stock to exchange under the offer. Additional information regarding the exchange offer will be available in a registration statement being prepared by TWS and Blue Sky.

         The Blue Sky stock, like the TWS common stock, will not be freely tradeable and we do not currently anticipate will be listed for trading on a stock exchange. If more than 950,001 shares of TWS common stock are tendered for exchange by the TWS shareholders, the number of shares each stockholder will be allowed to exchange will be determined on a PRO RATA basis.

         TWS anticipates that the exchange offer will require an effective registration statement under the Security Act of 1933, which is currently being prepared. The anticipated timing of the proposed exchange offer is October 1, 2001 and the exchange offer will be made only to owners of TWS common stock. Since we expect the registration statements to be a substantial document, we suggest that you wait until you have received and read it before you ask any questions. However, if you have questions which cannot wait until then, please contact Janis Wright, after July 10, 2001, at 678 366-0104 ext. 6269.

         THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF TWS OR ITS SUBSIDIARIES. THE OFFER WILL BE MADE ONLY BY THE EXCHANGE OFFER DOCUMENTS. ONCE THE EXCHANGE OFFER DOCUMENTS ARE COMPLETED, TWS WILL SEND YOU A COPY AND YOU MAY ALSO OBTAIN A COPY FROM TWS' OFFICE. THE EXCHANGE OFFER WILL BE OFFERED ONLY IN STATES IN WHICH THESE SECURITIES MAY BE OFFERED IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH STATE.


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